Filed by Rockwell Collins, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Rockwell Collins, Inc.

Subject Company: B/E Aerospace, Inc.

SEC File No.: 0-18348

Date: October 24, 2016

Explanatory Note: The following is a transcript of a call by Rockwell Collins to its investors regarding Rockwell Collins’ fourth quarter earnings and the acquisition of B/E Aerospace, held on October 24, 2016.

THOMSON REUTERS STREET EVENTS EDITED TRANSCRIPT COL - Rockwell Collins Inc. to acquire B/E Aerospace Inc Conference Call EVENT DATE/TIME: OCTOBER 24, 2016 / 12:30PM GMT OVERVIEW: On 10/23/16, COL announced that it plans to purchase B/E Aerospace for $6.4b in cash and stock, plus assumption of $1.9b in net debt. Co. reported 2016 revenues of $5.3b and income from continuing operations of $727m or $5.50 per share. 4Q16 revenues were $1.4b and income from continuing operations of $208m or $1.58 per share. Expects 2017 total sales to be $5.3-5.4b. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 24, 2016 / 12:30PM, COL - Rockwell Collins Inc to acquire B/E Aerospace Inc Conference Call CORPORATE PARTICIPANTS Ryan Miller Rockwell Collins, Inc. - VP of IR Kelly Ortberg Rockwell Collins, Inc. - Chairman, President and CEO Amin Khoury B/E Aerospace, Inc. - Founder and Executive Chairman Patrick Allen Rockwell Collins, Inc. - SVP and CFO CONFERENCE CALL PARTICIPANTS Robert Spingarn Credit Suisse - Analyst Peter Arment Robert W. Baird & Co. - Analyst Myles Walton Deutsche Bank - Analyst Cai von Rumohr Cowen and Company - Analyst George Shapiro Shapiro Research - Analyst Carter Copeland Barclays Capital - Analyst Rajeev Lalwani Morgan Stanley - Analyst David Strauss UBS - Analyst Ron Epstein BofA Merrill Lynch - Analyst Howard Rubel Jefferies LLC - Analyst Sam Pearlstein Wells Fargo Securities - Analyst PRESENTATION Operator Good morning and welcome to today's conference call regarding Rockwell Collins' fourth-quarter earnings and the acquisition of B/E Aerospace. This conference call is being webcast at www.rockwellcollins.com. Today's call is being recorded. An archived replay of this webcast will be available on the Investor Relations page after the conference call concludes. For opening remarks and management introductions, I would like to turn the call over to Rockwell Collins' Vice President of Investor Relations, Ryan Miller. Ryan Miller - Rockwell Collins, Inc. - VP of IR Thank you, Carol. Good morning, everyone. Thank you for joining us. On the call this morning are Kelly Ortberg, Chairman, President and Chief Executive Officer of Rockwell Collins; Amin Khoury, Founder and Chairman of B/E Aerospace; and Patrick Allen, Senior Vice President and Chief Financial Officer of Rockwell Collins. Today's call is being webcast, and you can view the slides we are presenting on our website at www.rockwellcollins.com under the Investor Relations tab as well as on the transaction website, www.rockwellcollins.acquisitionannouncement.com. These slides include certain non-GAAP financial information and a reconciliation to the related GAAP measure. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 24, 2016 / 12:30PM, COL - Rockwell Collins Inc to acquire B/E Aerospace Inc Conference Call Please note today's presentation and webcast will include certain projections and statements that are forward-looking. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those detailed on slide 2 of this webcast presentation and from time to time in the company's Securities and Exchange Commission filings. These forward-looking statements are made as of today, and the company assumes no obligation to update any forward-looking statements. I would now like to turn the call over to Kelly. Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO Thanks, Ryan, and good morning, everyone. I'm very pleased to be speaking with you today about the transformative and complementary acquisition of B/E Aerospace. This transaction brings together two industry-leading franchises with significant benefits to Rockwell Collins. It strengthens our position as a leading supplier of cockpit and cabin solutions, increasing our scale and establishing a new platform of growth for our company. The addition of B/E will also diversify and balance our portfolio across OEM, airline, and aftermarket. And as we look to the future, it enhances our ability to integrate cabin equipment using smart technologies and connectivity solutions to significantly enhance the experience of passengers and airline personnel. From a financial perspective, this combination is very attractive to both companies' shareowners. We project run rate pre-tax cost synergies of $160 million, along with meaningful revenue synergies, which I will discuss later in the call. Additionally, we expect double-digit accretion to earnings per share in the first full fiscal year, and combined five-year free cash flow generation in excess of $6 billion. The acquisition of B/E Aerospace is consistent with our vision to be the most trusted source of aviation and high integrity solutions in the world. Before I ask Amin to make a few comments, let me just say a few quick words about our earnings, which were also announced yesterday. We had a strong quarter of operational performance highlighted by double-digit earnings per share growth and robust quarterly free cash flow generation. This gives us a great momentum headed into 2017. Over the long term, we are well positioned to deliver accelerating top-line revenue growth, double-digit earnings per share, and strong cash flow growth. Patrick Allen is going to discuss our fourth-quarter earnings results and our 2017 guidance later on in the call, but let me turn back to the transaction. I would like to thank B/E Aerospace's Founder and Chairman, Amin Khoury, for being here with me today. As you can imagine, to put together a deal like this, we have come to know each other and our respective companies quite well. We could not have found a better partner in B/E Aerospace. And I can tell you that on behalf of the nearly 20,000 employees at Rockwell Collins, we can't wait to bring them to the Rockwell Collins family. Today is a big day for Amin. As Founder of B/E, he has achieved an extraordinary feat that we should all admire: from creating a small business with $3 million in revenues in 1987 to a global powerhouse of almost $3 billion today; and a leader in the markets, all the markets that they serve. Very impressive. Congratulations, Amin. And I would like to ask you to say a few words. Amin Khoury - B/E Aerospace, Inc. - Founder and Executive Chairman Thank you, Kelly. Thank you very much for your kind remarks. But, obviously, it is no longer about me. It's about the wonderful benefits that this combination brings to our customers and our employees and our shareholders. Our combination with Rockwell Collins represents an excellent 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 24, 2016 / 12:30PM, COL - Rockwell Collins Inc to acquire B/E Aerospace Inc Conference Call outcome for B/E Aerospace's stockholders, who will receive an immediate premium as well as a substantial equity interest in a strong combined company; broader range of products, customers, and the combined expertise and resources to create real and meaningful future value. We feel confident that this combination delivers significant long-term benefits neither company could realize on its own. We look forward to becoming part of Rockwell Collins and leveraging their technology to accelerate our long-term growth as we embark on the next chapter in the company's history. The opportunities available to us working together are boundless. We will truly be the premier supplier of front and back of aircraft products and will build on our deep customer relationships. For me personally, I can retire knowing that B/E Aerospace is in Kelly Ortberg's extremely capable hands, with Werner Lieberherr continuing to run the business while leveraging the full resources of Rockwell Collins. This transaction delivers great benefits to all of our constituencies. Our shareholders will realize significant and immediate value in the form of a 23% current premium to B/E's closing stock price on Friday, and expected substantial equity upside in the combined company. Our customers will enjoy access to a greater breadth of products, technologies; and the global scale and combined expertise continue serving their evolving needs. Our employees will have greater opportunities as part of a larger, more diversified company with enhanced opportunities for professional growth and advancement across Rockwell Collins' global platform. Importantly, having worked with Kelly and his team very closely throughout this process, I can assure you that Rockwell Collins and B/E Aerospace share the same cultural values, commitment to customers, focus on innovation, quality, and sustained customer value. Rockwell Collins is acquiring a company that is in great shape. While I will not spend time on this call discussing earnings, we released our third-quarter results yesterday. We recorded another outstanding quarter and we raised guidance for 2016. In sum, this is a tremendous opportunity for B/E Aerospace and Rockwell Collins shareholders to participate in the long-term value creation opportunity that neither company is able to achieve on its own. I would now like to turn the call back over to Kelly. Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO Thanks, Amin. I will now talk through the transaction terms on slide number 4. Yesterday we announced that Rockwell Collins plans to purchase B/E Aerospace for $6.4 billion in cash and stock, plus the assumption of $1.9 billion in debt. B/E Aerospace shareowners will receive consideration of $34.10 per share in cash and $27.90 in shares of Rockwell Collins' common stock for each B/E Aerospace share they own, representing a value of $62 per share, subject to a 7.5% collar. B/E Aerospace shareowners will own approximately 20% of Rockwell Collins following the completion of the transaction. B/E Aerospace will operate as a new aircraft interior system segment within Rockwell Collins and will continue to be run by Werner Lieberherr and B/E's proven management team. The transaction is expected to close in the spring of 2017 on the completion of regulatory approvals, and approval of Rockwell Collins and B/E Aerospace shareowners, as well as other customary closing conditions. Now turning to slide 5, I want to provide a bit more detail regarding the strategic and financial rationale for this transaction. This acquisition is the result of a multi-year strategic process we undertook to determine how best to grow our company. This included the formation of a new strategic and financial committee of our Board. We looked at two major alternatives. One was to take our capabilities into new markets, and the other was to expand our capabilities into our current market channels. And we selected this path and developed some criteria of technical differentiation, long lifecycle, and market leadership. B/E Aerospace is a terrific match. The combination solidifies our position as a leading supplier of cockpit and cabin solutions. We will be able to broaden our offerings to customers throughout --through an expansion of our traditional core business while also strengthening and balancing our portfolio mix. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 24, 2016 / 12:30PM, COL - Rockwell Collins Inc to acquire B/E Aerospace Inc Conference Call B/E Aerospace is a leader in nearly all the markets they serve; and, similar to Rockwell Collins, has a reputation for innovation, quality, and on-time delivery. B/E Aerospace also has a highly visible, long cycle backlog. Beyond new aircraft deliveries, their $12 billion of installed base provides a strong flow of aftermarket retrofit opportunities that balances our current cyclical exposure to OEM production rates. Now, I touched on the combination benefits, but let me just quickly reiterate: we expect to generate approximately $160 million in projected pre-tax run rate cost synergies. We expect double-digit accretions to earnings per share in the first full fiscal year. I believe there are meaningful revenue synergies that create significant upside to this business case, and we expect five-year free cash flow generation in excess of $6 billion. B/E Aerospace business will fit within Rockwell Collins as a separate segment as we have successfully done with the ARINC acquisition. This will ensure no disruption to our customer commitments. Now, in addition to the compelling financial aspects that I outlined, the deal is structured to preserve a solid investment-grade rating, retain our dividend payout of approximately 25% of net income. It takes advantage of attractive credit markets and generates significantly greater value than alternative uses of capital, including share repurchases. Moving on to slide 6, for those of you who may not be as familiar with the B/E business, I want to give you an overview of B/E Aerospace. B/E is a leading provider of highly engineered, aviation-certified interior aircraft products. The company is a leader in all of its major product categories and has a blue-chip customer base of airlines, commercial and bizjet OEMs, aircraft completion centers and leasing companies. And as I have mentioned, B/E has a high quality backlog with multi-year visibility and a large installed base of over $12 billion that drives aftermarket retrofit demand. The company has about 10,000 employees who directly contribute to B/E Aerospace's success in the market and will be a great fit at Rockwell Collins as we work together to build on our respective reputations. Now, looking at the right-hand side of the chart, you can see B/E Aerospace's breakdown of 2015 revenues by customer, by market, and by segment. About 80% of its revenue is from the airline customers, 60% is line fit, and 77% is within the commercial aircraft segment. Now, slide 7 and 8 break down B/E's business by its commercial aircraft segment and business jet segment. Let's start with the commercial aircraft on slide 7. You can see B/E's four key products within this segment are seating, galley inserts, oxygen and passenger service units, and interior structures. B/E is the product line leader with strong share in first, business, and premium economy and main cabin seating, and has won 40% to 50% of the business class and main cabin awards and orders over the past two years. B/E is also a product line leader in food and beverage preparation and storage equipment, referred to as galley inserts, and they have won 85% of the galley insert awards and orders over the past two years. They are the supplier of passenger oxygen systems for all Airbus and Boeing platforms currently in production. And, finally, B/E is the supplier of Spacewall modular lavatory systems for the Boeing 737 aircraft. Turning now to slide 8, let's take a look at B/E's business jet segment. Key products within this segment are super first class suites, business jet seating, and interior lighting systems. B/E is a product line leader in bespoke customer super first class cabins. There, they were recently awarded a $260 million program for high-end suites, which sets a new industry standard. And they have won more than 75% of super first class awards over the past couple of years. The company is a product line leader in all major seating categories including business jet, VIP aircraft, and civilian helicopters. It is the sole source for Boeing 737 and Boeing 737 MAX cabin lighting, and does retrofit lighting a number of aircraft as well. Turning now to slide 9, you can see the impressive combination of Rockwell Collins and B/E Aerospace offering in the cockpit, cabin, and aircraft exterior. The transaction broadens our portfolio with leading products in attractive segments that strengthens and broadens our airline relationships. With the addition of these capabilities, Rockwell Collins will have an increased ability to provide integrated offerings throughout the aircraft. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 24, 2016 / 12:30PM, COL - Rockwell Collins Inc to acquire B/E Aerospace Inc Conference Call Turning now to slide 10, as you can see, the company will be more diversified and in different ways than we are today. The combined company will have greater presence in the commercial air transport market. This will strengthen our aftermarket mix with more retrofit opportunities. And you can see in the diagram, our customer mix will be nicely balanced between US and international. This transaction creates more resilient and diversified business with greater earnings power and reduced volatility. So, with that, I would like to turn the call over to Patrick Allen, and he is going to discuss the combined company's financial highlights. Patrick? Patrick Allen - Rockwell Collins, Inc. - SVP and CFO Thank you, Kelly, and good morning, everyone. Slide 11 shows the combined company's pro forma financials. As you can see, the combined company would have generated approximately $8.1 billion of revenue and $1.9 billion in EBITDA through the 12 months ended September 30, 2016. Both companies announced earnings results yesterday; so these are current numbers, and do not reflect synergies and the combined earnings power of the two companies, which together we expect will create significantly even greater value in the future. Let's turn to slide 12 and talk about some of those synergies. The transaction is expected to generate run rate pre-tax cost synergies of approximately $160 million, which translates to $125 million after tax, due to some of the synergies coming from favorable tax jurisdictions. In addition, we expect to make certain conforming purchase accounting adjustments, which will benefit earnings by $60 million to $90 million per year for about six years. The sources of the cost synergies will come from elimination of duplicate public company costs and headquarters consolidation, low-cost country manufacturing, supply chain savings, consolidation of IT systems, and rationalization of our sales and customer support organization. We have a long history of successfully integrating acquisitions and realizing synergies as you saw with our ARINC acquisition, and we have established a very clear path to realizing these savings. Additionally, significant revenue synergies exist, which Kelly will talk about in more detail, but are not included and represent upside to our business case. The cost to achieve the synergies about $120 million, the bulk of which will be incurred over the next three years. Slide 13 provides some additional color about our near-term capital deployment. As always, we will continue to invest in organic growth. We will continue investing in research and development. And capital expenditures are expected to be in the range of 3% to 3.5% of sales at the combined organization. We plan to use a significant portion of our free cash flow to deleverage, and we expect our debt to EBITDA ratio will be under 3 within two years. We plan to structure our financing with a $1.5 billion, three-year, pre-payable term loan to facilitate this plan. And we remain focused on shareholder return, and plan to maintain a dividend payout ratio of approximately 25% of net income. We do not expect significant share repurchases over the next couple of years, just enough to offset dilution. Over time, as our leverage normalizes, we expect to resume our normal share repurchase program. And we are committed to maintaining strong liquidity and flexibility and preserving an investment-grade rating, which we currently expect to be a solid BBB. Now let me quickly summarize our earning results for the fourth-quarter and full-year 2016 on the following slides. Turning to slide 15, we reported a strong Q4 with revenue of $1.4 billion, a 4% increase year-over-year; EPS from continuing operations of $1.58, a 14% increase compared to last year; and income from continuing operations of $208 million, a 13% increase. Our government systems business posted its first full year of growth in six years and closed out the year with fourth-quarter sales growth of 14%, and its highest-ever quarterly operating margin. We continue to see growth in our IMS segment in both the aviation and non-aviation businesses. Commercial systems and air transport aviation electronics portfolio delivered a solid quarter of growth in OEM and aftermarket sales, while the business and regional aviation electronics portfolio continued to see weakness from the challenging business jet market conditions. Our diluted average shares outstanding decreased from 133 million to 131 million, due to our share repurchase program. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 24, 2016 / 12:30PM, COL - Rockwell Collins Inc to acquire B/E Aerospace Inc Conference Call Now turning to slide 16, I would like to review briefly our full-year 2016 results. We reported 2016 revenue of $5.3 billion, approximately flat year-over-year; EPS from continuing operations of $5.50, and a 6% increase compared to last year; income from continuing operations of $727 million, a 5% increase; and operating cash flow from continuing operations of $723 million, which is down 3% year-over-year. We were pretty pleased with these results, in light of the challenging business jet market conditions. Now turning to slide 17, I will walk you through the guidance for 2017. Importantly, this is just for Rockwell Collins' base business, and does not include any impact from our acquisition of B/E Aerospace, which again we plan to close in the spring of 2017. We will update guidance over the coming months as we get a better sense of the timing to close. With that said, for 2017 we plan to generate total sales of $5.3 billion to $5.4 billion, representing growth of about 2%. This reflects government system sales growing low-to mid-single digits, an accelerating growth rate from 2016. We expect commercial systems revenues to be about flat, as benefits from market share gains in air transport offset further declines in bizjet OE revenues. And we expect information management services to be up mid-to high-single digits. Our total segment operating margins are expected to be about 21%. Cash flow from operations is expected to be between $800 million and $900 million; capital expenditures of approximately $200 million, resulting in free cash flow of $600 million to $700 million. Our R&D investment in 2017 is expected to be between $900 million and $950 million, and our full-year income tax rate will be between 28% and 29%. Yesterday, B/E also reported results for the three and nine months ended September 30. As reflected in the release, the company reported strong sales and earnings growth, and continues to build momentum going into 2017. With that, I would like to now turn the call back over to Kelly. Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO Thanks, Patrick. Now I want to walk through what I think could be the most exciting long-term benefits of the combination of the two companies, and that is our revenue synergies. As I said before, these all represent upside to our business case, and we see five major areas of synergy. The first area I will talk about is the business aviation aftermarket. It will be a prime area of focus for us. With more than 20,000 jets, we can offer a full complementary of interiors, from seating to lighting to electronics while aircraft are undergoing avionics modifications. And depending on the size of the aircraft, we could easily see between $200,000 to well over $1 million of opportunity per aircraft. Rockwell Collins' position on many military aircraft program gives us an important access to customers, and this acquisition will allow us a broader offering to those customers. This is a channel that B/E currently just doesn't serve. Rockwell Collins has stronger OEM relationships, and that will aid further growth for standard interior sales. And, likewise, B/E has stronger airline relationships that we think would generate opportunities for Rockwell Collins to sell more avionics or, likewise, opportunities where Rockwell Collins has strength to sell more interior equipment. If you think about that, these opportunities represent well over $50 million per opportunity. And, finally, as you think about the transition to the next integrated digital airplane, perhaps the most exciting synergy is our combined portfolio will uniquely position us to integrate cabin products, smart network technologies, and connectivity solutions to significantly enhance aircraft uptime and airline profitability. In summary, we are thrilled about this acquisition and the opportunities it provides to both companies' shareowners. Together, our company will be a leading supplier, with platforms for accelerated growth in new products and markets. The transaction is financially compelling and will allow significant cost savings, and will deliver significantly greater value to our stakeholders than either company could on its own. Customers, employees, suppliers, and shareowners will all benefit from this exciting combination. 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 24, 2016 / 12:30PM, COL - Rockwell Collins Inc to acquire B/E Aerospace Inc Conference Call And I will finish by adding my compliments to Amin and his team who have done a tremendous job of building a leading franchise and creating value at B/E. We are eager to welcome the talented B/E Aerospace employees, and look forward to continuing to grow our business together. So, let me turn the call back over to Ryan, and we will begin the Q&A. Ryan Miller - Rockwell Collins, Inc. - VP of IR Thank you, Kelly. In order to give everyone the opportunity to ask questions, we ask that you limit your questions to one per caller. If you have further questions, simply reinsert yourself into the queue, and we will answer those additional questions as time permits. Operator, we are now ready to open the line. QUESTIONS AND ANSWERS Operator (Operator Instructions). Robert Spingarn, Credit Suisse. Robert Spingarn - Credit Suisse - Analyst Congratulations on your agreement. Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO Thank you. We are very excited about it. Robert Spingarn - Credit Suisse - Analyst I wanted to ask on --Kelly, you just talked about the revenue synergies. And you noted about $1 million to $2 million in upside per bizjet, I think it was. How would you characterize that in a percentage upside from your current combined revenue, and then the same question for commercial aircraft? Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO Well, what I said, Rob, was that depending on the size of the aircraft, we could see between $200,000 to well over $1 million per opportunity. Robert Spingarn - Credit Suisse - Analyst I'm sorry. Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO And let me just explore that opportunity a little bit more to define what that is. Today, when aircraft come in for maintenance actions, that is when we typically will sell them avionics mods or even cabin entertainment equipment mods and updates. And we do that through our pretty expensive dealer network. We have got over 300 dealers in the business aviation channel that help us do that. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 24, 2016 / 12:30PM, COL - Rockwell Collins Inc to acquire B/E Aerospace Inc Conference Call B/E currently doesn't have a dealer network. And, in many cases, they don't have visibility to know those aircraft are coming in for mods and upgrades or maintenance actions. And so there is no point of sale for the interior products to let those customers know what the latest and greatest capabilities are. And as you can imagine, most of these customers are looking for some of the latest features and amenities that would go in the cabin. And we think it is going to be a great opportunity for us when we know these folks are coming in for maintenance actions. Their aircraft are going to be down for either a modification to the cabin systems, or an avionics, or even an engine overhaul; we can then upsell the cabin interiors to that. So, as I look at that, I think that can have a meaningful increase. It could almost double our opportunities as we do discretionary mods to --with our current avionics portfolio. Because that's about --Robert Spingarn - Credit Suisse - Analyst Double your avionics content, or double the current combined content for the two of you? Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO It could double our current avionics content on a per-aircraft mod basis. So, if you look at our aftermarket --Robert Spingarn - Credit Suisse - Analyst Okay. Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO A portion of that is mandate-driven; a portion of that is discretionary mods. I think this can provide a meaningful update to that end market. Robert Spingarn - Credit Suisse - Analyst Okay. And then on a typical commercial aircraft, if you took Collins' content with B/E Aerospace's, do you have thoughts on how much that could rise? Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO Yes, so let me give you a couple of figures of merit, because I think they are important as you think about that synergies. If you look at our content on the next-generation wide-body aircraft, if we combine B/E's content it will triple our position --our content on programs like the 787, the A350, which we know are going to drive the preponderance of the future wide-body market. And it will nearly double our position in the narrow-bodies. There are airline customers where B/E is extremely strong that we are not so strong. So there is opportunities for us with that expanded footprint to pull some avionics opportunities. And, likewise, there are airline customers where they are not as strong, but we do have strong avionics positions that we can provide a broader offering to those customers. And I think if you think about that, as I talked in my prepared remarks, that is probably about a $50 million-plus opportunity per major BFE selection or aircraft selection; probably more opportunity for the interiors than pulling the avionics because of the relatively larger content that B/E has on an aircraft, but significant opportunities. And, you know, that's something that we have actually already seen with our ARINC acquisition, where there were airlines that --they had a much stronger position with some of their services. And it just gave us access to better understand the needs and the demands of those customers, and we have been able to pick up some share by doing that. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 24, 2016 / 12:30PM, COL - Rockwell Collins Inc to acquire B/E Aerospace Inc Conference Call So, I think that's pretty exciting. And I will tell you, it doesn't require a lot of effort on our part. It is mostly channel management. We are talking about the existing product lines of both companies. So it is great upside for us, and we will probably be able to prosecute those things pretty quickly. Robert Spingarn - Credit Suisse - Analyst Just to clarify, can you put that $50 million in percentage terms? Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO Percentage of what? Robert Spingarn - Credit Suisse - Analyst Content increase --so B/E today plus Collins today, after revenue synergies tomorrow? Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO Well, I haven't looked at it that way, Rob. I will probably not answer that question right now. I think you ought to think of it in terms of if we pick up three to five customers per year and --I gave you the per-airplane content --that can give you a good way to think about it. Robert Spingarn - Credit Suisse - Analyst Okay. Thank you. Operator Peter Arment, Baird. Peter Arment - Robert W. Baird & Co. - Analyst Echo Rob's comments --congratulations, everyone. Kelly, I guess maybe most importantly for me is just could you focus on the synergy roadmap on the cost side? You are spending $120 million to achieve that. But how should we think about that in terms of just how that rolls through, over the next couple of years? Just basically some of your thoughts on that would be appreciated. Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO Sure, Peter. Well, first of all, we are going to see those revenue synergies come pretty quickly. We expect 90% of that $160 million to be achieved by our second full fiscal year, which is our fiscal 2019. And let me give you the four what I will say major financial drivers to those cost synergies, and it will give you a perspective of the timing. The first is eliminating the duplicate public company cost and headquarters that Patrick outlined. That comes right away. That is pretty quick synergy, and that is pretty straightforward, as you can imagine a transaction like this. 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 24, 2016 / 12:30PM, COL - Rockwell Collins Inc to acquire B/E Aerospace Inc Conference Call The second area is in supply chain savings: both direct supply chain, where we are buying materials that go in our end products, as well as indirect where we are buying either consumables or things that we use, as well as services that we both buy externally. We think those savings are going to come pretty quickly as well. We have already got a detailed list of our supply chain overlap where we expect to see synergies. And we based our synergies on previous supply chain consolidation that we have done. So, I think that's pretty straightforward. And, again, that will happen pretty quickly. We have got a plan that we will be able to hit the ground running on those supply chain synergies. The third area is consolidation of our IT systems, and especially our manufacturing ERP system. And we will start that right away, but that will happen on really a plant-by-plant basis, so that will feather in over time. The first plants will obviously provide the synergies faster, and that will come in over the first three to four years. And then the last area is leveraging our low-cost country manufacturing and engineering capability. The engineering side is mostly around design centers in India. We both have India design centers in Hyderabad, which will give us opportunity to have some consolidation, but also further leverage that IDC, India design center for low-cost engineering. And then, as you can imagine, companies, global companies like ours are continually looking at where and how we build our products, and how we do that in the most efficient manner. Those will take a little bit more time as we ship to some low-cost country manufacturing. So, I would say upfront, you are going to see the elimination of the public cost, supply-chain; start of the IT consolidation. And then, over time, the full IT consolidation and the low-cost country manufacturing and engineering will drive those synergies. Now, we have got several --Peter Arment - Robert W. Baird & Co. - Analyst Appreciate that. Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO We have got several others, but I would say these are the four meaningful areas of cost synergy. Peter Arment - Robert W. Baird & Co. - Analyst Thanks, Kelly, for the color. Operator Myles Walton, Deutsche Bank. Myles Walton - Deutsche Bank - Analyst Kelly, common question I am getting --I will give you a chance to answer it --how do you get comfortable, or how do you make investors comfortable that this largest deal you are doing in the company's history, eight years removed from the --really the last significant correction in the commercial aerospace segment, is the right time to be doing this? And your level of confidence in that commercial aerospace segment staying strong for the next couple of years --next long time, more than a couple of years --and doing the deal now? 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 24, 2016 / 12:30PM, COL - Rockwell Collins Inc to acquire B/E Aerospace Inc Conference Call Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO Good question, Myles. It is something that we spent a lot of time analyzing as a part of our decision here. First of all, let me just say this is a through cycle acquisition. We absolutely believe in the long-term nature of air traffic growth. B/E's business is much more driven to air traffic growth and airline profitability than what I will say our core Rockwell Collins business is, which is more geared towards the cyclicality of OEM production. I really like that. I think this acquisition actually balances us and provides us opportunities to go into the retrofit market. As you know, when aircraft OEMs lower aircraft production rate, the airlines will then look to upgrade their existing aircraft. And I believe we're coming into a major cycle where a lot of wide-bodies are coming off lease and will be returned to the lessors. And with that, we are going to see great opportunities for retrofit of the cabins; because these systems, when the aircraft come back to the lessors, they need to be reconfigured for the new airlines that they're going to. That's just an opportunity we really don't see in our core business. So I really like the nature of the aftermarket revenues here. The other thing I will say is we are both well positioned on the wide-bodies that are going to drive the growth with the A350 and the 787. We have, in this plan, taken a hard look at the overall cycle of the legacy wide-bodies; factored that into our outlook. I will also say that we did extraordinarily deep due diligence on the B/E backlog. It is very robust. And I think that we feel very comfortable that this acquisition is going to manage its way through what will be a --we will see some softness, no question, in wide-body in near-term. But there is also no question, for the long run, to deliver the traffic growth. You have to have wide-body aircraft, and for the long run this acquisition will create a lot of value for us. Myles Walton - Deutsche Bank - Analyst Okay. And, Patrick, what is the net deal amortization of the --for the deal in the first year you own it, inclusive of that $60 million to $90 million purchase accounting benefit? Patrick Allen - Rockwell Collins, Inc. - SVP and CFO Myles, we're still working on the intangible valuation, so I don't want to commit to a specific number. But rest assured, it is both the reduction in the engineering amortization, and the amortization of the intangibles are included in the accretion numbers that Kelly indicated. Myles Walton - Deutsche Bank - Analyst Okay, thanks. Operator Cai von Rumohr, Cowen and Company. Cai von Rumohr - Cowen and Company - Analyst Thank you and congratulations. To follow up on Myles' question, you have said 10%, double-digit accretion in fiscal 2018. So obviously you must have had some assumptions regarding that amortization, and some assumptions regarding what does that include of $120 million of integration costs, and some assumptions about the number of shares that you issued. Could you just walk us through the assumptions to get us to double digits? 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 24, 2016 / 12:30PM, COL - Rockwell Collins Inc to acquire B/E Aerospace Inc Conference Call Patrick Allen - Rockwell Collins, Inc. - SVP and CFO Double digits is a pretty wide range of potential outcome. One of the things we need to do over the course of the next few months, Cai, is do things like the purchase accounting valuation that arrives at the precise intangible asset amortization. I would tell you that one of the assumptions we made in terms of interest rates is 3% to 3.5% interest rates I think is a pretty reasonable assumption today, and we have made that assumption. In terms of fleshing out some of the more detailed calculations, I'd prefer to get farther down the line in terms of the valuation of the intangible assets of B/E. Cai von Rumohr - Cowen and Company - Analyst But, I mean, you have made a statement of 10%. So even if we take the lower end of that, you must've had some assumptions regarding we're going to be at the upper or the lower end of the collar on the share count, and those sorts of things. So, just if you could get us the assumptions to get to the low end of the double digits. Patrick Allen - Rockwell Collins, Inc. - SVP and CFO Well, we assumed in our analysis that there wouldn't be any adjustment to the collar. In other words, that the share price would be unaffected, so there is some variation around that. I want to say it is probably a couple of points of accretion going either way. Cai von Rumohr - Cowen and Company - Analyst Okay. Thank you. Operator George Shapiro, Shapiro Research. George Shapiro - Shapiro Research - Analyst I wanted to be clear on the double-digit accretion. Does that include the effect of all of the synergies? Or by fiscal 2018, you won't have, you say, 90% within a couple of years? So, how much of the synergies is included in that double digit? And then on the $60 million to $90 million benefit, I assume that the $60 million, the low end is what you see over the next year or two. So, if you could just mention what those specifics were for the double-digit accretion. Patrick Allen - Rockwell Collins, Inc. - SVP and CFO Yes, George, you are absolutely right. The 2018 numbers assume --think of it as a GAAP accretion number relative to what Rockwell Collins would be on a stand-alone basis. It includes a share of the synergies. So it will be accelerating from 2018 to 2019 as the synergies lay in, as Kelly had indicated. So, we will have a portion of the synergies. And also, that amortization starts around $60 million a year. Think of it as $60 million in 2018, which is our first full fiscal year, rising to $90 million over the planning period. George Shapiro - Shapiro Research - Analyst Okay, okay, thank you. I will stick with the one question. 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 24, 2016 / 12:30PM, COL - Rockwell Collins Inc to acquire B/E Aerospace Inc Conference Call Operator Carter Copeland, Barclays. Carter Copeland - Barclays Capital - Analyst I wondered if you could back up to some of the early comments you made on the transaction, Kelly, related to the multi-year strategic review that you said had been underway. We hadn't heard about that before. I wonder, as it helps shape the decision to do this transaction, what did that reveal in terms of growth or profitability, or particular challenges or opportunities? What was it about that look at your business that said, this is where we need to go to address X or Y? Any color you can help us with there would be appreciated. Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO Yes, well, the only thing I would say is it was a look at how to optimize, as opposed to a defensive --any kind of a defensive maneuver. But, clearly, there are some things that as you look at our core business that factored into our thinking. One is that we now have all the cockpits on Boeing's next-generation aircraft, which is providing us great growth between now and when the 777X comes in. But at that point, we aren't going to have as many opportunities to gain share, as we already have 100% of that particular market share. Now there will be some new airplanes; but to continue at the growth rate, we feel we needed a broader portfolio of offerings. Another factor is the business aviation OEM environment. As we all know, and we have seen over the last several years, is it is questionable when that end market is going to recover. And I don't think, as I look at our core business, that we can --but be assured that that is going to be a growth engine for us going forward. Now we are not going to get out of that business. It is very important. We get a lot of leverage across our other end markets. We use common product lines. It is a technology incubator for a lot of what we do. But, again, as I look at how we're going to optimize the growth of the company, we felt we needed to have more opportunities to do that. So, we did look at those two alternatives I outlined in my opening remarks. And I think one of the things about Rockwell Collins, while we have got a great technology base, if you talk to customers about what separates us in the marketplace is the relationship; they know we will do what we say we're going to do. They trust us. They know we are going to support them and their customers in their long-term business opportunity. So, we felt leveraging that capability was the best way to go, and looking at how to broaden our portfolio. And as I mentioned, one of the important criteria that making sure as we broaden that portfolio we broaden it with someone who, first of all, understands that portfolio, is well-positioned in the market, has enough scope and scale that we're assured success. And B/E is just a great fit with all of their product lines being top in the market, a well-established --look, this is not a --they don't need a fixup from Rockwell Collins. This is a well-run business with well-respected positions. But they are also at a time where they are being challenged by the customers to provide more what I will say smart implementation of their equipment. You can think of the future airplane that all of the galley equipment is going to need to be a node on the network to either provide a better passenger experience, to allow the crew to interact differently with the passengers, or for improved maintenance actions. And they are being pressed by their customers to bring us smart devices, smart cabin interior devices that integrate that capability. They don't have that; we do. We don't have the products; they do. So, it's a really nice fit for us. And I think we're going to be uniquely positioned to work with both the airlines and the OEMs to help shape that and provide a more efficient, effective interior market for them going forward. So, I see a lot of good things about this opportunity here today. 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 24, 2016 / 12:30PM, COL - Rockwell Collins Inc to acquire B/E Aerospace Inc Conference Call Carter Copeland - Barclays Capital - Analyst Great. Thanks, Kelly. I will stick to the one. Operator Rajeev Lalwani, Morgan Stanley. Rajeev Lalwani - Morgan Stanley - Analyst Thanks for the time. Just in terms of the transaction and some of the comments you made earlier, can you just talk about how you are shifting your business mix a bit, going more towards commercial versus defense? Is that something that you are doing deliberately, or is this more of an opportunistic type transaction? And I ask it for the obvious reasons, as investors seem to prefer more safer businesses on the defense versus the commercial side. Thanks. Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO Well, there is no question, we have historically been more balanced between commercial and military market, and this shifts that balance more towards commercial. Having said that, I do believe there is opportunities for us to grow this portfolio in the military market, so I am pretty excited about those opportunities. If you think about Rockwell Collins, we actually do a lot of work in the cabins of military aircraft. It is mostly mission systems equipment that we put in --either air refueling, signals intelligence, communications networks, those types of things. But all those aircraft, when they are getting modified, all the interior systems are needed and are being modified. So, I think that the business will present some significant opportunities for us to grow the military market. And as that business recovers, we will see some increased shift back to a little bit more balance there. I don't have a view that we need to stay 50-50 commercial and defense. I think that the mix and the balance is much more important at the product line; that you need to have the scope and scale there to compete effectively at the product line. And, so, I feel quite comfortable with the overall mix shift here going forward. And as I said in my other remark, we are absolutely a believer that air traffic is going to continue to grow at that 4% to 6% historical growth rate. And, so, while I am sure they will be OEM fluctuations through that in the long run, in order to deliver that traffic growth there needs to be aircraft interiors and seats, and all the things to deliver that. So, I feel very comfortable with this move. And I think it diversifies us, as I said, with much more aftermarket opportunities. I really like the fact that the interiors get modified multiple times in the life of an aircraft. Our avionics typically don't; other than mandate updates, they tend to stay on wing through the full life of the airplane. So, this really gives us a lot more retrofit opportunities, which when the OEM rates are being perturbated, it gives us other areas to offset that. Rajeev Lalwani - Morgan Stanley - Analyst Very helpful. Thanks for the time, and congrats. Operator David Strauss, UBS. 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 24, 2016 / 12:30PM, COL - Rockwell Collins Inc to acquire B/E Aerospace Inc Conference Call David Strauss - UBS - Analyst Congratulations. So, we have talked --you have talked about this double-digit accretion. It sounds like it is off of whatever you are expecting for fiscal 2018 on a stand-alone basis. I guess just to level-set us, can you help us what you were actually expecting? I think you have previously been talking about double-digit EPS growth, but if you could just level-set us there. And then just quickly on your guidance, the commercial systems guidance of flat, a little bit worse than what I was expecting, even with business jets being weak. Can you break out the individual components there? Thanks. Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO Let me hit the top-line guide, and then I will ask Pat to come back on the EPS accretion. If you look at our bizjet OEM revenues for fiscal 2017, they're actually going to be down a little bit more than the OEMs' production rates that you are probably basing your outlook on. There is a pretty significant amount of inventory in the system that is going to be fleshed out. So, we're going to see significant declines year-on-year again in our OEM revenues. That is going to essentially offset the growth that we have in air transport. And then the other factor is that we have seen all year the parts recycling in the aftermarket, air transport aftermarket. And we factored that in, and expect our overall aftermarket to be relatively flat because of that phenomenon. Patrick Allen - Rockwell Collins, Inc. - SVP and CFO And as it relates to the accretion/dilution question, I am going to give you a totally unsatisfactory answer, I think, David. But it is correct that your --it is the accretion over what we otherwise would be planning as a stand-alone company. However, we don't typically give individual years out beyond the year we are looking at. So, I think it's fair to say that we would anticipate growth in the business, but I'm not going to get more specific than that. David Strauss - UBS - Analyst Okay. Kelly, on business jet, just a follow-up: are you thinking business jet is down 15%, 20% for you in 2017, business jet OE? Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO Well, the bizjet OE will be --but as we reported, it also has regional; so we will see some offsetting regional, so I would say down high-single-digit for the combination. David Strauss - UBS - Analyst All right, thank you. Operator Ron Epstein, Bank of America. 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 24, 2016 / 12:30PM, COL - Rockwell Collins Inc to acquire B/E Aerospace Inc Conference Call Ron Epstein - BofA Merrill Lynch - Analyst So, Kelly, just help me get my head around this. This is the part of this I don't understand: in terms of the diversification strategy, it seems like a bit of a barbell, at least from a technology point of view, right? When I think about Collins and its core strength in communications and electronics and all of the really cool stuff you do, how do I sort that out with stepping down the technology ladder and doing seats, coffee makers, toilets? I'm having a hard time understanding that. Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO Yes, Ron, well, first of all, let me just say that I think you underestimate the complexity, the amount of engineering that goes into these pieces of equipment. Is highly engineered, as I mentioned. The whole certification process is extraordinarily complex. And I would just say, go look at how many people are in the markets in these particular commodities. It is a big barrier to entry. So, I think your thought that this is not complex is probably a little bit --is a little bit off. I would also say that they have historically been stand-alone systems. There is no question that what we do has more software control content in it than what B/E does today. But I see that as a great opportunity, because that is going to shift over time. Everything is going to become a smart device. We're going to be embedded microprocessors in everything. We're going to be embedding software and software applications across the airplane. I think this is a great opportunity for us to bring these portfolios together and seize that transformation that is going to happen in the market. So, I think if you look five, six years ahead, you'll see that this is a much different-looking product line with sensors, embedded sensors, controls, Wi-Fi interfaces, secured networks throughout the airplane. Those are all expertises that Rockwell Collins has, and it is going to bring to the excellent product line that B/E has. Ron Epstein - BofA Merrill Lynch - Analyst Just if I can push back a little bit on one point. Traveling around and visiting a bunch of airshows at different places in the world, the one area where it does seem there is some traction in the supply chain, for example in China, would be overhead bins and seats and IFE, right? It just doesn't seem like the barriers to entry in those markets are as severe as they are in your core electronics markets. Maybe I am understanding that wrong, but it just doesn't seem that way at first glance. Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO Well, I think you got to go look at the respective market shares by product lines. And there is no question that B/E has a very high market share, a very high win rate in competitions as they are competing for these products and services, and there are not that many competitors. So, I think we feel very comfortable that this product line is highly differentiated, highly engineered, and creates significant barriers to entry for commoditization. These are not commodities, particularly in the front of the aircraft. This is what differentiates the airlines from one another, and they take these things very, very seriously. And, again, I think we will be able to bring technical capability to B/E's product line in a way that it will even further differentiate us going forward. Ron Epstein - BofA Merrill Lynch - Analyst Great. Well, thank you for answering the question today. Have a good morning. Operator Howard Rubel, Jefferies. 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 24, 2016 / 12:30PM, COL - Rockwell Collins Inc to acquire B/E Aerospace Inc Conference Call Howard Rubel - Jefferies LLC - Analyst Just a couple of high-level deal questions. Can you talk about the break-up fee and some of the regulatory challenges? What agencies do you need to see, and how did you arrive at the spring date? Seems reasonable, but just want to check. Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO Yes, so, we don't anticipate any regulatory challenges, but we do have to go through all the regulatory filings. And because of the global nature of our respective companies we have those filings in a lot of different jurisdictions. We think probably China's approval will just be the long pole in the tent. From an administrative perspective, we don't anticipate any issues there. We picked spring of 2017. I think that's probably reasonable. I will tell you if we get through that a little faster, then we will be ready to go as soon as we get those regulatory approvals going forward. The break-up fees is structured where if a B/E Board, which has unanimously approved the deal, as has Rockwell Collins Board, but if they would change their recommendation to approve the deal then they would have to pay $200 million of break-up fee. And, likewise, if Rockwell Collins' Board changed their approval or recommendation, then we would pay $300 million of break-up fee. Howard Rubel - Jefferies LLC - Analyst And then, Kelly, one last item. It stood out in your earnings that you had a notable uptick in some classified business. While I don't want to ask what that is, I would like to find out whether it is recurring in any nature, or can you elaborate in that degree? Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO Yes, it is recurring for long-term. Howard Rubel - Jefferies LLC - Analyst Thank you very much. Ryan Miller - Rockwell Collins, Inc. - VP of IR Operator, we have time for one more question. Operator Sam Pearlstein, Wells Fargo. Sam Pearlstein - Wells Fargo Securities - Analyst Kelly, if I can just follow up on the whole discussion around the digital aircraft that you are seeing in terms of nodes on the network, is this a new area of development that we should expect to see? And can you discuss really what the trajectory --what that means in terms of R&D, both customer-and company-funded, over the next few years in the combined company? 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 24, 2016 / 12:30PM, COL - Rockwell Collins Inc to acquire B/E Aerospace Inc Conference Call Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO Yes, I don't think you're going to see us shift our overall combined company R&D focus. What separates us, and what separates B/E is the fact that we both invest heavily in technology and next-generation product lines. So, we're not going to stop that in any way, shape, or form. B/E is already underway, in some areas of their product line, moving to the Wi-Fi interface and the smart device and embedding sensors in there. So this is here now. They need some capability, help around integrating that system, creating the applications. We do the secure firewalls, the onboard routers, switches, wireless distribution on the aircraft. So I think we can bring a lot of capability to help accelerate the product line implementation of this smart technology. Sam Pearlstein - Wells Fargo Securities - Analyst Okay, and just a quick one, Patrick. What is the assumption in terms of the pre-production engineering change in fiscal 2017 that is embedded in the guidance? Patrick Allen - Rockwell Collins, Inc. - SVP and CFO The pre-production engineering change is about $25 million on a net basis. Sam Pearlstein - Wells Fargo Securities - Analyst Up or down? Patrick Allen - Rockwell Collins, Inc. - SVP and CFO Up. Sam Pearlstein - Wells Fargo Securities - Analyst Okay, thank you. Patrick Allen - Rockwell Collins, Inc. - SVP and CFO I'm sorry, down, down, down. Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO Wait, wait, wait --just to clarify --Sam? Patrick Allen - Rockwell Collins, Inc. - SVP and CFO $25 million down. I am sorry, Sam. Sam Pearlstein - Wells Fargo Securities - Analyst Okay, thank you. 19 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 24, 2016 / 12:30PM, COL - Rockwell Collins Inc to acquire B/E Aerospace Inc Conference Call Kelly Ortberg - Rockwell Collins, Inc. - Chairman, President and CEO Okay, well, thanks everybody for joining the call with us today, and the insightful questions about the transaction. On behalf of Amin, Patrick, and I, we look forward to continuing the dialogue. I know many of you will have more questions, and we will be out in the market talking with you in the coming weeks and months. We could not be more excited about the combination, and we look forward to providing updates as we progress through this process. We do plan to file our 10-K in about three weeks, so review that document for additional disclosures. And thanks, everybody, for participating with us in the conference call today. Operator This concludes today's conference. You may now disconnect. 20 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2016, Thomson Reuters. All Rights Reserved.

Safe Harbor Statement

This communication contains statements, including statements regarding certain projections, business trends, and the proposed acquisition of B/E Aerospace that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the financial condition of our customers and suppliers, including bankruptcies; the health of the global economy, including potential deterioration in economic and financial market conditions; adjustments to the commercial OEM production rates and the aftermarket; the impacts of natural disasters and pandemics, including operational disruption, potential supply shortages and other economic impacts; cybersecurity threats, including the potential misappropriation of assets or sensitive information, corruption of data or operational disruption; delays related to the award of domestic and international contracts; delays in customer programs, including new aircraft programs entering service later than anticipated; the continued support for military transformation and modernization programs; potential impact of volatility in oil prices, currency exchange rates or interest rates on the commercial aerospace industry or our business; the impact of terrorist events on the commercial aerospace industry; changes in domestic and foreign government spending, budgetary, procurement and trade policies adverse to our businesses; market acceptance of our new and existing technologies, products and services; reliability of and customer satisfaction with our products and services; potential unavailability of our mission-critical data and voice communication networks; unfavorable outcomes on or potential cancellation or restructuring of contracts, orders or program priorities by our customers; recruitment and retention of qualified personnel; regulatory restrictions on air travel due to environmental concerns; effective negotiation of collective bargaining agreements by us, our customers, and our suppliers; performance of our customers and subcontractors; risks inherent in development and fixed-price contracts, particularly the risk of cost overruns; risk of significant reduction to air travel or aircraft capacity beyond our forecasts; our ability to execute to internal performance plans such as restructuring activities, productivity and quality improvements and cost reduction initiatives; achievement of ARINC integration and synergy plans as well as our other acquisition and related integration plans; continuing to maintain our planned effective tax rates; our ability to develop contract compliant systems and products on schedule and within anticipated cost estimates; risk of fines and penalties related to noncompliance with laws and regulations including compliance requirements associated with U.S. Government work, export control and environmental regulations; risk of asset impairments; our ability to win new business and convert those orders to sales within the fiscal year in accordance with our annual operating plan; and the uncertainties of the outcome of lawsuits, claims and legal proceedings, risk that one or more closing conditions to the acquisition of B/E Aerospace, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of B/E Aerospace and Rockwell Collins may not be obtained; risk of unexpected costs, charges or expenses resulting from the proposed acquisition of B/E Aerospace; uncertainty of the expected financial performance of the combined company following completion of the proposed acquisition of B/E

Aerospace; failure to realize the anticipated benefits of the proposed acquisition of B/E Aerospace, including as a result of delay in completing the proposed transaction or integrating the businesses of Rockwell Collins and B/E Aerospace; risk to the ability of the combined company to implement its business strategy; risk of an occurrence of any event that could give rise to termination of the merger agreement; risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Rockwell Collins will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) for the stockholders of B/E Aerospace and Rockwell Collins to be filed with the SEC, and each will mail the Joint Proxy Statement/Prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Rockwell Collins and/or B/E Aerospace may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY ROCKWELL COLLINS OR B/E AEROSPACE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus (when available) will be mailed to stockholders of Rockwell Collins and B/E Aerospace. Investors and security holders will be able to obtain free copies of Joint Proxy Statement/Prospectus and other documents filed with the SEC by Rockwell Collins and/or B/E Aerospace through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Rockwell Collins with the SEC on Rockwell Collins’ internet website at http://www.rockwellcollins.com or by contacting Rockwell Collins’ Investor Relations at Rockwell Collins, 400 Collins Rd. NE, Cedar Rapids, IA 52498 or by calling (319) 295-7575. Investors and security holders will also be able to obtain free copies of the documents filed by B/E Aerospace with the SEC on B/E Aerospace’s internet website at

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http://www.beaerospace.com or by contacting B/E Aerospace’s Investor Relations at B/E Aerospace, Inc., 1400 Corporate Center Way, Wellington, FL  or by calling (561) 791-5000.

Participants in the Solicitation

Rockwell Collins, B/E Aerospace, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Rockwell Collins is contained in Rockwell Collins’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on December 16, 2015, and Rockwell Collins’ Current Report on Form 8-K filed with the SEC on April 29, 2016. Information regarding the directors and executive officers of B/E Aerospace is contained in B/E Aerospace’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 28, 2016. These documents can be obtained free of charge from the sources indicated above.

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